Exhibit 12

CBS CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Tabular dollars in millions, except ratios)

	Nine Months Ended			Twelve Months Ended
	September 30,			December 31,
	2013		2012	2012		2011		2010		2009		2008
Earnings (loss) from continuing operations before income taxes and equity in loss of investee companies	$2,189		$1,926	$2,561		$2,179		$1,335		$577		$(12,076)

Add:
Distributions from investee companies	9		3	17		13		—		2		6
Interest expense, net of capitalized interest	281		308	402		435		527		540		544
1/3 of rental expense	124		117	162		161		161		167		164

Total Earnings (loss) from continuing operations	$2,603		$2,354	$3,142		$2,788		$2,023		$1,286		$(11,362)

Fixed charges:
Interest expense, net of capitalized interest	$281		$308	$402		$435		$527		$540		$544
1/3 of rental expense	124		117	162		161		161		167		164

Total fixed charges	$405		$425	$564		$596		$688		$707		$708

Ratio of earnings to fixed charges	6.4	x	5.5x	5.6	x	4.7	x	2.9	x	1.8	x	Note a

Note:

(a) Earnings are inadequate to cover fixed charges by $12.07 billion in 2008 due to the noncash impairment charges of $13.63 billion.